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                                                                     Exhibit 3.4


                             PREMIER CONCEPTS, INC.

                              AMENDMENTS TO BY-LAWS


      RESOLVED, That, conditioned upon the completion of the proposed merger of AmazeMerger Co., a wholly-owned subsidiary of the Corporation, with and into AmazeScape.com Inc., the By-Laws of the Corporation be amended at the effective time of said merger as follows:

      1) Article III shall be amended to insert new Sections 7 and 8 that state as follows:

                  Section 7. Dilutive Issuances. Without the unanimous vote or consent of the Directors serving on the Board, no transaction will be effected involving the capital of the Corporation that results in dilution (book value per share prior to the effective time of the Merger (the "Per Share Book Value"), as opposed to percentage of shareholdings) of the shares outstanding immediately before the effective time of the Merger. ("Merger" means the merger of AmazeMerger Co., a wholly-owned subsidiary of the Corporation, with and into AmazeScape.com Inc.). This Section 7 does not prohibit the Corporation from issuing stock in an offering, acquisition or other transaction in which it receives value on a per share basis at least equal to the Per Share Book Value.

                  Section 8. Reverse Stock Split. Without the unanimous vote or consent of the Directors serving on the Board, the Corporation will not effect any reverse split or other transaction of similar substantive effect in the Corporation's common stock within the six-month period following the completion of the Merger.

      2) Article VII shall be amended to insert before the period at the end of the sentence the words:

                  "; provided, however, no provision of these By-Laws requiring unanimous vote or consent of the Directors may be amended, or recommended to the Shareholders for amendment, except by unanimous vote or consent of the Board of Directors."
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      3)    Article VII shall be further amended to add at the end thereof the following sentence:

                  "Without the unanimous vote or consent of the Directors serving on the Board: (a) no amendment to the Articles of Incorporation of the Corporation will be effected that supersedes, eliminates or circumvents, or that has the effect of superseding, eliminating or circumventing, any requirement of action by unanimous vote or consent of the Directors as provided for in these By-Laws, and (b) the Board of Directors will not approve or recommend that the Shareholders of the Corporation approve any merger, consolidation or other transaction as a result of which neither the articles or certificate of incorporation nor the by-laws of the surviving entity or other successor to substantially all of the assets and business of the Corporation provide the same requirements for unanimous vote or consent of the directors of such successor as are provided for in these By-Laws with respect to the Corporation."



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